Mail Stop 3561
								April 4, 2006
Mr. John A. Edwardson
Chief Executive Officer
CDW Corporation
200 N. Milwaukee Ave.
Vernon Hills, IL  60061


      Re:	CDW Corporation
		Form 10-K for the Fiscal Year Ended December 31, 2004
		File No. 0-21796


Dear Mr. Edwardson:

	We have completed our review of your Form 10-K and related filings and have no further comments at this time.

								Sincerely,


								William Choi
      Branch Chief